EXHIBIT 99.3

Bezeq The Israel Telecommunications Corporation Ltd.

(the "Company")

March 19, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd. (“TASE”)

Re; Stella Handler

Ms. Stella Handler, the Company’s Chief Executive Officer, notified by way of TASE form that she is quitting the Company.

Ms. Handler started the position on April 14, 2013 and her last day as CEO is July 1, 2018.

The date of termination was determined by mutual agreement between the Company and the CEO, and according to the CEO's announcement, the decision was made after completing a five-year term at the Company, as well as in light of the investigations and the circumstances that were created.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.